Exhibit 99.2

Supplemental Discussion of the Financial Results of the Caesars Commercial Mortgage-Backed Securities Related Properties

On January 28, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”) was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (“CEOC”), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are currently secured under $5,031.5 million face value of commercial mortgage-backed securities (“CMBS”) financing (the “CMBS Financing”).

As of June 30, 2011 and December 31, 2010, and for the quarters and six months ended June 30, 2011 and 2010, the properties securing the CMBS Financing were Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas and Harrah’s Laughlin.

In this discussion, the words “we” and “our” refer to the CMBS properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS properties’ unaudited Condensed Combined Balance Sheets as of June 30, 2011 and December 31, 2010, and their unaudited Condensed Combined Statements of Operations for the quarters and six months ended June 30, 2011 and 2010 and unaudited Condensed Combined Statements of Cash Flows for the six months ended June 30, 2011 and 2010.

CMBS Properties

Condensed Combined Balance Sheets

(Unaudited)

(In millions)	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$207.4	$121.8
Receivables, net of allowance for doubtful accounts	73.0	66.1
Deferred income taxes	12.1	14.8
Prepayments and other current assets	61.1	33.1
Inventories	10.9	11.7

Total current assets	364.5	247.5

Land, buildings and equipment, net of accumulated depreciation	5,279.1	5,340.4
Goodwill	1,689.4	1,689.4
Intangible assets other than goodwill	528.2	558.0
Restricted cash	43.0	—
Deferred charges and other	117.4	133.5

	$8,021.6	$7,968.8

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$32.7	$30.1
Interest payable	7.2	8.0
Accrued expenses	179.9	135.6
Due to affiliates, net	24.5	17.4

Total current liabilities	244.3	191.1
Long-term debt	5,025.2	5,182.3
Deferred credits and other	29.8	29.5
Deferred income taxes	1,610.8	1,623.7

	6,910.1	7,026.6

Total equity	1,111.5	942.2

	$8,021.6	$7,968.8

CMBS Properties

Condensed Combined Statements of Operations

(Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2011	2010	2011	2010
Revenues
Casino	$318.3	$324.7	$613.0	$645.5
Food and beverage	127.2	129.9	249.2	252.5
Rooms	117.9	111.5	226.8	216.5
Other	53.2	50.6	97.8	93.2
Less: casino promotional allowances	(90.1)	(93.8)	(175.1)	(189.2)

Net revenues	526.5	522.9	1,011.7	1,018.5

Operating expenses
Direct
Casino	159.2	169.0	314.3	329.4
Food and beverage	61.5	61.8	118.9	118.0
Rooms	29.4	27.0	56.8	51.9
Property general, administrative and other	131.4	132.1	259.1	257.6
Depreciation and amortization	38.3	41.5	76.8	81.4
Write-downs, reserves and recoveries	2.1	7.6	4.3	14.8
Loss/(income) on interests in non-consolidated affiliates	2.2	(1.2)	1.6	(1.2)
Corporate expense	22.8	7.3	45.1	19.4
Acquisition and integration costs	—	—	0.3	—
Amortization of intangible assets	14.9	14.9	29.8	29.8

Total operating expenses	461.8	460.0	907.0	901.1

Income from operations	64.7	62.9	104.7	117.4
Interest expense, net of capitalized interest	(51.9)	(67.1)	(106.4)	(130.3)
Gains/(losses) on early extinguishments of debt	14.3	23.3	47.5	(24.1)
Other income, including interest income	0.1	0.2	0.1	0.3

Income/(loss) before income taxes	27.2	19.3	45.9	(36.7)
(Provision)/benefit for income taxes	(9.6)	(6.7)	(16.3)	13.2

Net income/(loss)	$17.6	$12.6	$29.6	$(23.5)

CMBS Properties

Condensed Combined Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
(In millions)	2011	2010
Cash flows provided by operating activities	$172.5	$124.5

Cash flows (used in)/provided by investing activities
Land, buildings and equipment additions, net of change in construction payables	(13.1)	(15.5)
Change in restricted cash	(71.4)	—
Other	(2.4)	2.0

Cash flows used in investing activities	(86.9)	(13.5)

Cash flows (used in)/provided by financing activities
Cash paid in connection with early extinguishments of debt	(108.5)	(22.6)
Transfers from and (distributions to) affiliates, net	108.5	(130.7)

Cash flows used in financing activities	—	(153.3)
Effect of deconsolidation of variable interest entities	—	(1.1)

Net increase/(decrease) in cash and cash equivalents	85.6	(43.4)
Cash and cash equivalents, beginning of period	121.8	134.7

Cash and cash equivalents, end of period	$207.4	$91.3

Cash paid for interest	$83.9	$91.3

Summary Information for CMBS Properties

Quarter and Year-to-Date Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$318.3	$324.7	(2.0)%		$613.0	$645.5	(5.0)%
Net revenues	526.5	522.9	0.7%		1,011.7	1,018.5	(0.7)%
Income from operations	64.7	62.9	2.9%		104.7	117.4	(10.8)%
Net income/(loss)	17.6	12.6	39.7%		29.6	(23.5)	N/M
Operating margin	12.3%	12.0%	0.3	pts	10.3%	11.5%	(1.2	) pts

N/M = Not Meaningful

Net revenues for the quarter and six months ended June 30, 2011 were relatively flat compared to the 2010 periods due to strengthening fundamentals in the Las Vegas region properties offset by declines attributable to our Atlantic City property as that region continues to be affected by the ongoing difficult economic environment, competition from new casinos and the mid-2010 introduction of table games in the Pennsylvania market.

Income from operations for the quarter ended June 30, 2011 increased slightly, while decreased modestly for the six months then ended, when compared to the year-ago periods. The increase for the quarter ended June 30, 2011 was a result of the income impact of increased net revenues and decreased casino expenses offset by an increase in corporate expenses. The decline for the six months ended June 30, 2011 was mainly driven by increased corporate expense.

Net income for the quarter ended June 30, 2011 was $17.6 million and included a gain on early extinguishments of debt of $14.3 million compared to net income for the quarter ended June 30, 2010 of $12.6 million which included gains on early extinguishments of debt of $23.3 million. Net income for the six months ended June 30, 2011 was $29.6 million and included gains on early extinguishments of debt of $47.5 million compared to a net loss for the six months ended June 30, 2010 of $23.5 million which included losses on early extinguishments of debt of $24.1 million.

Other Factors Affecting Net Income

Quarter and Year-to-Date Results

	Quarter Ended June 30,		Percentage Increase/ (Decrease)	Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions) Expense/(Income)	2011	2010		2011	2010
Corporate expense	$22.8	$7.3	N/M	$45.1	$19.4	N/M
Write-downs, reserves and recoveries	2.1	7.6	(72.4)%	4.3	14.8	(70.9)%
Amortization of intangible assets	14.9	14.9	—%	29.8	29.8	—%
Interest expense, net	51.9	67.1	(22.7)%	106.4	130.3	(18.3)%
(Gains)/losses on early extinguishments of debt	(14.3)	(23.3)	(38.6)%	(47.5)	24.1	N/M
Provision/(benefit) for income taxes	9.6	6.7	43.3%	16.3	(13.2)	N/M

Corporate expense for the quarter and six months ended June 30, 2011 varied versus the same period in 2010 due to fluctuations in the corporate expense allocations during each of the respective periods and due to monthly management fees paid to Caesars Entertainment as required under the CMBS Loan Agreement which commenced in the third quarter 2010.

Write-downs, reserves and recoveries include costs associated with efficiency projects, demolition costs, and permit remediation costs. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Write-downs, reserves and recoveries have decreased for both the quarter and six months ended June 30, 2011 when compared to the 2010 periods due to lower current activity in remediation projects. The decreases are partially offset by amounts related to efficiency projects recorded in the second quarter 2011.

Interest expense decreased by $15.2 million and $23.9 million for the quarter and six months ended June 30, 2011, respectively, compared to the same periods in 2010, due primarily to debt repurchases throughout 2010 and during the first six months of 2011. Interest expense for the quarter ended June 30, 2011, as a result of interest rate cap agreements, included (i) $0.4 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (ii) $6.7 million of expense due to amortization of deferred losses frozen in Accumulated Other Comprehensive Loss (“AOCL”) which is included in Total equity on the Condensed Combined Balance Sheets included herein. Interest expense for the six months ended June 30, 2011, as a result of interest rate cap agreements, included (i) $1.2 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (ii) $14.3 million of expense due to amortization of deferred losses frozen in AOCL which is included in Total equity on the Condensed Combined Balance Sheets included herein. At June 30, 2011, all of our debt is variable-rate debt.

(Gains)/losses on early extinguishments of debt during the quarters and six months ended June 30, 2011, and 2010 relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

During the fourth quarter of 2010, Caesars Entertainment launched a new initiative to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

In accordance with our shared services agreement with Caesars Entertainment, $48.4 million in estimated future cost savings have been allocated to the CMBS properties. In addition, the CMBS properties have realized cost savings of $25.8 million and $45.7 million during the quarter and six months ended June 30, 2011, respectively.

Capital Spending and Development

We perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows or joint venture partners. Our capital spending for the six months ended June 30, 2011 totaled $13.1 million. Estimated total capital expenditures for 2011 are expected to be between $30.0 million and $50.0 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the unaudited Condensed Combined Statements of Cash Flows in our Combined Financial Statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. The distribution of cash in excess of that needed to fund the operations of the CMBS properties is limited, as discussed more fully in the Restrictive Covenants and Other Matters section of Capital Resources below.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $207.4 million at June 30, 2011, compared to $121.8 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.2 to our annual report on Form 10-K for the year ended December 31, 2010, in the first quarter of 2011 Caesars Entertainment determined that approximately $48.4 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of the CMBS properties at that date. At June 30, 2011, the CMBS properties have $71.4 million of current and non-current restricted cash, which is included in our Condensed Combined Balance Sheet as $28.4 million of Prepayments and other current assets and $43.0 million of Restricted cash, respectively. Restricted cash primarily consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance and capital improvements. The Condensed Combined Statement of Cash Flows for the CMBS properties for the six months ended June 30, 2011 includes $71.4 million of investing cash outflows for the funding of restricted cash balances, including the $48.4 million of restricted cash funded prior to 2011. Management determined in the first quarter 2011 that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.2 to our 2010 financial statements.

Capital Resources - CMBS Financing

In connection with the Acquisition, the CMBS properties borrowed $6,500.0 million under the CMBS Financing. At June 30, 2011 and December 31, 2010, there was $5,025.2 million and $5,182.3 million, respectively, of book value outstanding under the CMBS Financing. The book value at June 30, 2011 and December 31, 2010 is net of approximately $6.3 million and $7.3 million, respectively, representing unamortized fees incurred in connection with the August 2010 amendment, as further described below, and recorded as a discount on debt.

All of the debt under the CMBS Loan Agreement (and related loan amendments) is due in 2015, assuming we satisfy all conditions necessary under amendments to the CMBS Loan Agreement that permit us to extend the maturity from 2013, discussed more fully below. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or joint venture partners.

Pursuant to the terms of the amendment as initially agreed to on March 5, 2010 and finalized August 31, 2010, we agreed to pay lenders selling CMBS Loans during the fourth quarter 2009 an additional $47.4 million for their loans previously sold, to be paid no later than December 31, 2010. This additional liability was recorded as a loss on early extinguishment of debt during the first quarter of 2010 and was paid during the fourth quarter of 2010.

In June 2010, we purchased $46.6 million face value of CMBS Loans for $22.6 million, recognizing a net gain on the transaction of approximately $23.3 million during the second quarter of 2010.

On August 31, 2010, we executed an agreement with the lenders to amend the terms of our CMBS Financing to, among other things, (i) provide the right to extend the maturity of the CMBS mortgage loan and/or related mezzanine loans (“CMBS Loans”) , subject to certain conditions, by up to two years until February 2015, (ii) amend certain terms of the CMBS Loans with respect to reserve requirements, collateral rights, property release prices and the payment of management fees, (iii) provide for ongoing mandatory offers to repurchase CMBS Loans using excess cash flow from the CMBS properties at discounted prices, (iv) provide for the amortization of the mortgage loan in certain minimum amounts upon the occurrence of certain conditions and (v) provide for certain limitations with respect to the amount of excess cash flow from the CMBS properties that may be distributed to Caesars Entertainment. Any CMBS Loan purchased pursuant to the amendments will be canceled.

In September 2010, in connection with the execution of the amendment, we purchased $123.8 million face value of CMBS Loans for $37.1 million, of which $31.0 million was paid at the closing of the CMBS amendment, and the remainder of which was paid during fourth quarter 2010. We recognized a pre-tax gain on the transaction of approximately $77.4 million, net of deferred finance charges. In December 2010, we purchased $191.3 million of face value of CMBS Loans for $95.6 million, recognizing a pre-tax gain of $66.9 million, net of deferred finance charges.

In March 2011, we purchased $108.1 million of face value of CMBS Loans for $73.5 million, recognizing a pre-tax gain of $33.2 million, net of deferred finance charges. On April 1, 2011, we purchased $50.0 million of face value of CMBS Loans for $35.0 million, recognizing a pre-tax gain of $14.3 million, net of deferred finance charges.

As part of the amended CMBS Loan Agreement, in order to extend the maturity of the CMBS Loans under the extension option, we are required to extend our interest rate cap agreement to cover the two years of extended maturity of the CMBS Loans, with a maximum aggregate purchase price for such extended interest rate cap for $5.0 million. We funded the $5.0 million obligation on September 1, 2010 in connection with the closing of the amendment to the CMBS Loan Agreement.

Interest and Fees

We make monthly interest payments on our CMBS financing.

Restrictive Covenants and Other Matters

The CMBS Financing includes negative covenants, subject to certain exceptions, restricting or limiting the ability of the borrowers and operating companies under the CMBS Financing to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) make certain investments, loans and advances; (iv) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (v) enter into certain transactions with its affiliates; (vi) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (vi) amend or modify the articles or certificate of incorporation, by-laws and certain agreements.

The CMBS Financing also includes affirmative covenants that require the CMBS properties to, among other things, maintain the borrowers as “special purpose entities”, maintain certain reserve funds in respect of furniture, fixtures and equipment, taxes, and insurance, and comply with other customary obligations for CMBS real estate financings. Amounts deposited into the specified reserve funds represent restricted cash.

In addition, the CMBS Financing obligates the CMBS properties to apply excess cash flow in certain specified manners, depending on the outstanding principal amount of various tranches of the CMBS loans and other factors. These obligations will limit the amount of excess cash flow from the CMBS properties that may be distributed to Caesars Entertainment. For example, the CMBS properties are required to use 100% of excess cash flow to make ongoing mandatory offers on a quarterly basis to purchase CMBS mezzanine loans at discounted prices from the holders thereof. To the extent such offers are accepted, such excess cash flow will need to be so utilized and will not be available for distribution to Caesars Entertainment. To the extent such offers are not accepted with respect to any fiscal quarter, the amount of excess cash flow that may be distributed to Caesars Entertainment is limited to 85.0 percent of excess cash flow with respect to such quarter. In addition, the CMBS Financing provides that once the aggregate principal amount of the CMBS mezzanine loans is less than or equal to $625.0 million, the mortgage loan will begin to amortize on a quarterly basis in an amount equal to the greater of 100.0 percent of excess cash flow for such quarter and $31.3 million. If the CMBS mortgage loan begins to amortize, the excess cash flow from the CMBS properties will need to be applied to such amortization and will not be available for distribution to Caesars Entertainment.

Derivative Instruments

On January 28, 2008, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The CMBS interest rate cap agreement, which was effective January 28, 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5 percent. The CMBS interest rate cap was designated as a cash flow hedging instrument for accounting purposes on May 1, 2008.

In 2009, we began purchasing and extinguishing portions of the CMBS Financing. The hedging relationship between the CMBS Financing and the interest rate cap remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of Accumulated Other Comprehensive Loss (“AOCL”) (included in Total equity on the unaudited Condensed Combined Balance Sheets included herein) and into interest expense associated with hedges for which the forecasted future transactions are no longer probable of occurring. The following table summarizes the face value of debt extinguishments and the amount of deferred losses reclassified out of AOCL (in millions):

Extinguishment Date	Debt Extinguished	Deferred Losses Reclassified
November 30, 2009	$948.8	$12.1
June 7, 2010	46.6	0.8
September 1, 2010	123.8	1.5
December 13, 2010	191.3	3.3
March 11, 2011	108.1	1.4
April 1, 2011	50.0	0.5

On January 31, 2010, we removed the cash flow hedge designation for the $6,500.0 million interest rate cap, freezing the amount of deferred losses recorded in AOCL associated with the interest rate cap. Beginning February 1, 2010, we began amortizing deferred losses frozen in AOCL into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. For the quarter and six months ended June 30, 2011, we recorded $5.2 million and $10.4 million, respectively, as an increase to interest expense. We will record an additional $20.9 million as an increase to interest expense and AOCL over the next twelve months, all related to deferred losses on the interest rate cap.

On January 31, 2010, we re-designated $4,650.2 million of the interest rate cap as a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The table below summarizes, for the period from December 31, 2010 through June 30, 2011, additions to or reductions in our contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in the Supplemental Discussion of the Financial Results of the Caesars Commercial Mortgage-Backed Securities Related Properties filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2010.

Contractual Obligations(a) (In millions)	Increase/ (Decrease)	Total
Face value of debt, including capital lease obligations	$(158.1)	$5,031.5
Estimated interest payments (b)	(117.1)	667.7
Operating lease obligations	4.7	12.5
Purchase order obligations	8.4	15.2
Construction commitments	1.7	10.5
Entertainment obligations	2.5	25.1
Other contractual obligations	(0.2)	4.1

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.
(b)	We are permitted to extend the maturity of the CMBS Loans from 2013 to 2015, subject to satisfying certain conditions, in connection with the amendment to the CMBS Facilities. We have therefore included this balance as due in 2015. By extending the maturity, total estimated interest payments increase by approximately $395.4 million.